File Number 082-02819

SEVERN TRENT

6 July 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Annual Information Update ("AIU") for the 12 months up to 20 June 2007'

Yours faithfully

07025177

Linda Goodwin
Company Secretarial Administrator

Encl.

dw 7/13

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Annual Information Update ("AIU") for the 12 months up to 20 June 2007

1. Introduction

1.1 Severn Trent Plc (the "Company") published its annual financial statements for the year ended 31 March 2007 on 20 June 2007. This AIU is made in accordance with the requirements of Prospectus Rule 5.2 and not for any other purpose. The information referred to below is not necessarily up-to-date as at the date of this AIU and the Company does not undertake any obligation to update any such information in the future.

1.2 This AIU contains a list of:

- Announcements made via a Regulatory Information Service ("RIS");
- Documents filed with the UK Registrar of Companies ("Companies House");
- Documents filed with the Financial Services Authority; and
- Documents published and sent to shareholders.

1.3 The Company is publishing the AIU via an RIS today and making it available on its website at www.severntrent.com

2. Regulatory Announcements

2.1 The following regulatory announcements have been made by the Company via an RIS during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com/en-gb/pricesnews/marketnews and on the Company's website at www.severntrent.com

These announcements have also been notified to the US Securities and Exchange Commission.

Date of Publication	Regulatory Headline
06/06/2007	Preliminary Results
01/06/2007	Total Voting Rights
01/06/2007	Director Declaration
14/05/2007	Director Declaration
01/05/2007	Total Voting Rights
03/04/2007	Trading Statement
02/04/2007	Total Voting Rights
21/03/2007	Holding(s) in Company
19/03/2007	Holding(s) in Company
19/03/2007	Holding(s) in Company
16/03/2007	Director/PDMR Shareholding
13/03/2007	Change of Adviser
09/03/2007	Holding(s) in Company
09/03/2007	Holding(s) in Company
06/03/2007	Director/PDMR Shareholding
02/03/2007	Appointment of Directors to Subsidiary Board
28/02/2007	Notice of Preliminary Trading Statement
19/01/2007	Total Voting Rights
15/01/2007	Director Declaration
02/01/2007	Director/PDMR Shareholding
02/01/2007	Disposal
21/12/2006	Voting Rights

20/12/2006	Notice of Results
07/12/2006	Interim Results
15/11/2006	Holding(s) in Company
07/11/2006	Holding(s) in Company
06/11/2006	Disposal
24/10/2006	Director Declaration
13/10/2006	Additional Listing
09/10/2006	Further re demerger and share consolidation
06/10/2006	Result of EGM
03/10/2006	Holding(s) in Company
03/10/2006	Trading Statement
25/09/2006	Disposal
18/09/2006	Director/PDMR Shareholding
13/09/2006	Further re Demerger Announcement
13/09/2006	Demerger Announcement
12/09/2006	Holding(s) in Company
05/09/2006	Holding(s) in Company
04/09/2006	Director/PDMR Shareholding
01/09/2006	Holding(s) in Company
16/08/2006	Directorate Change
07/08/2006	Publication of Prospectus
28/07/2006	Circ re AGM Resolutions
27/07/2006	Results of AGM
20/07/2006	Holding(s) in Company
12/07/2006	Holding(s) in Company
10/07/2006	Holding(s) in Company
04/07/2006	Holding(s) in Company
04/07/2006	Annual Information Update
29/06/2006	Annual Report and Accounts
27/06/2006	Holding(s) in Company

3. Documents filed with the Registrar of Companies

3.1 The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from

Companies House
Crown Way
Cardiff
CF14 3UZ
Tel:
Email:enquiries@companies-house.gov.uk
Or, if you are a registered user, through Companies House Direct at <u>www.direct.companieshouse.gov.uk</u>

Date	Type	Description
15/06/2007	88(2)R	Return of allotment of shares
07/06/2007	88(2)R	Return of allotment of shares
06/06/2007	88(2)R	Return of allotment of shares
29/05/2007	88(2)R	Return of allotment of shares
16/05/2007	88(2)R	Return of allotment of shares
16/05/2007	88(2)R	Return of allotment of shares
16/05/2007	88(2)R	Return of allotment of shares

16/05/2007	88(2)R	Return of allotment of shares
15/05/2007	88(2)R	Return of allotment of shares
15/05/2007	88(2)R	Return of allotment of shares
03/05/2007	363a	Annual Return
19/04/2007	288a	Secretary appointed
13/04/2007	88(2)R	Return of allotment of shares
22/03/2007	88(2)R	Return of allotment of shares
06/03/2007	88(2)R	Return of allotment of shares
06/03/2007	88(2)R	Return of allotment of shares
02/03/2007	88(2)R	Return of allotment of shares
27/02/2007	88(2)R	Return of allotment of shares
19/02/2007	88(2)R	Return of allotment of shares
26/01/2007	88(2)R	Return of allotment of shares
23/01/2007	88(2)R	Return of allotment of shares
02/01/2007	288b	Director resigned
29/12/2006	88(2)R	Return of allotment of shares
28/12/2006	88(2)R	Return of allotment of shares
20/12/2006	88(2)R	Return of allotment of shares
12/12/2006	88(2)R	Return of allotment of shares
16/12/2005	288a	Director appointed
29/11/2006	288c	Director's particulars changed
01/12/2006	88(2)R	Return of allotment of shares
30/11/2006	88(2)R	Return of allotment of shares
30/11/2006	88(2)R	Return of allotment of shares
30/11/2006	88(2)R	Return of allotment of shares
30/11/2006	88(2)R	Return of allotment of shares
30/11/2006	88(2)R	Return of allotment of shares
30/11/2006	88(2)R	Return of allotment of shares
15/11/2006	122	Share consolidation
15/11/2006	RES10	Resolutions
03/11/2006	88(2)R	Return of allotment of shares
03/11/2006	88(2)R	Return of allotment of shares
03/11/2006	88(2)R	Return of allotment of shares
02/11/2006	88(2)R	Return of allotment of shares
23/10/2006	RES09	Resolutions
19/10/2006	88(2)R	Return of allotment of shares
17/10/2006	288b	Director resigned
17/10/2006	288b	Director resigned
11/10/2006	88(2)R	Return of allotment of shares
28/09/2006	AA	Interim Accounts
08/09/2006	88(2)R	Return of allotment of shares
08/09/2006	88(2)R	Return of allotment of shares
08/09/2006	88(2)R	Return of allotment of shares
05/09/2006	AA	Group Accounts for y/e 31/03/2006
30/08/2006	88(2)R	Return of allotment of shares
30/08/2006	88(2)R	Return of allotment of shares
25/08/2006	88(2)R	Return of allotment of shares
17/08/2006	88(2)R	Return of allotment of shares
15/08/2006	88(2)R	Return of allotment of shares
15/08/2006	88(2)R	Return of allotment of shares
11/08/2006	RES09	Resolutions
25/07/2006	88(2)R	Return of allotment of shares
25/07/2006	88(2)R	Return of allotment of shares
25/07/2006	88(2)R	Return of allotment of shares
25/07/2006	88(2)R	Return of allotment of shares

21/07/2006	88(2)R	Return of allotment of shares
03/07/2006	88(2)R	Return of allotment of shares
27/06/2006	88(2)R	Return of allotment of shares
27/06/2006	88(2)R	Return of allotment of shares
27/06/2006	88(2)R	Return of allotment of shares
23/06/2006	88(2)R	Return of allotment of shares
23/06/2006	88(2)R	Return of allotment of shares

4. Documents filed with the Financial Services Authority and sent to shareholders

4.1 The following documents have been filed by the Company with the Financial Services Authority and sent to shareholders during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of these documents are also available on request from the Company's registered office at 2297 Coventry Road, Birmingham, B26 3PU.

Date	Document
06/10/2006	EGM Resolutions (FSA Only)
13/09/2006	Biffa Prospectus (FSA Only)
13/09/2006	Circular and Notice of EGM
13/09/2006	Form of Proxy (EGM)
28/07/2006	AGM Resolutions (FSA Only)
22/06/2006	Severn Trent Plc Annual Report and Accounts 2006
22/06/2006	Severn Trent Plc Annual Review 2006
22/06/2006	Notice of Annual General Meeting
22/06/2006	Form of Proxy (AGM)

5. Contacts

For further information, please contact:
Kerry Porritt
Deputy Secretary
0121 722 4730

END